Exhibit 99.2

Company	Wolseley PLC
TIDM	WOS
Headline	Blocklisting Interim Review
Released	10:18 01-Mar-07
RNS Number: 1160S
Wolseley PLC
01 March 2007
Block Listing Six-Monthly Return
1 Name of company:
Wolseley plc
2 Name of Scheme:
The Employee Share Purchase Plan 2001 (US)
3 Period of Return — From:
1 September 2006
To:
28 February 2007
4 Number and class of share(s) (amount of stock/debt security) not issued under scheme at the end of last period:
1,379,492 Ordinary 25p shares
5 Number of shares issued/allotted under scheme during period:
NIL Ordinary 25p shares
6 Balance under scheme not yet issued/allotted under scheme at end of period:
1,379,492 Ordinary 25p shares
7 Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
500,000 Ordinary 25p shares listed on 04.11.2002 ref RA/Wolseley plc/00011 (utilised)
2,000,000 Ordinary 25p shares listed on 01.10.2003 ref RA/Wolseley plc/00012 (utilised)
2,000,000 Ordinary 25p shares listed on 01.10.2004 ref Wolseley plc/0-976-402 (utilised)
1,450,000 Ordinary 25p shares listed on 30.09.2005 ref Wolseley plc/0-976-402
Please confirm total number of shares in issue at the end of the period in order for us to update our records:
659,276,204 Ordinary 25p shares

Contact name for queries:
M J White
Contact telephone number:
0118 929 8700
Contact address:
Parkview 1220, Arlington Business Park, Theale, Reading, RG7 4GA
Name of person making return:
M J White
Position of person making return:
Group Company Secretary & Counsel
Additional Information:
This information is provided by RNS
The company news service from the London Stock Exchange
END

Company	Wolseley PLC
TIDM	WOS
Headline	Blocklisting Interim Review
Released	10:17 01-Mar-07
RNS Number: 1156S
Wolseley PLC
01 March 2007
Block Listing Six-Monthly Return
1 Name of company:
Wolseley plc
2 Name of Scheme:
Executive Share Option Scheme 2003
3 Period of Return — From:
1 September 2006
To:
28 February 2007
4 Number and class of share(s) (amount of stock/debt security) not issued under scheme at the end of last period:
NIL Ordinary 25p shares
5 Number of shares issued/allotted under scheme during period:
1,321,774 Ordinary 25p shares
6 Balance under scheme not yet issued/allotted under scheme at end of period:
678,226 Ordinary 25p shares
7 Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
2,000,000 Ordinary 25p shares listed on 10.10.2006 ref RA/Wolseley plc/0-976-402
Please confirm total number of shares in issue at the end of the period in order for us to update our records:
659,276,204 Ordinary 25p shares
Contact name for queries:
M J White
Contact telephone number:
0118 929 8700

Contact address:
Parkview 1220, Arlington Business Park, Theale, Reading RG7 4GA
Name of person making return:
M J White
Position of person making return:
Group Company Secretary & Counsel
Additional Information:
This information is provided by RNS
The company news service from the London Stock Exchange
END

Company	Wolseley PLC
TIDM	WOS
Headline	Blocklisting Interim Review
Released	10:16 01-Mar-07
RNS Number: 1151S
Wolseley PLC
01 March 2007
Block Listing Six-Monthly Return
1 Name of company:
Wolseley plc
2 Name of Scheme:
Wolseley Irish Sharesave Scheme 2000
3 Period of Return — From:
1 September 2006
To:
28 February 2007
4 Number and class of share(s) (amount of stock/debt security) not issued under scheme at the end of last period:
18,308 Ordinary 25p shares
5 Number of shares issued/allotted under scheme during period:
4,682 Ordinary 25p shares*
6 Balance under scheme not yet issued/allotted under scheme at end of period:
53,626 Ordinary 25p shares
7 Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
110,000 Ordinary 25p shares listed on 04.11.2002 ref RA/Wolseley plc/00011 (utilised)
25,000 Ordinary 25p shares listed on 01.10.2003 ref RA/Wolseley plc/00012 (utilised)
35,000 Ordinary 25p shares listed on 01.10.2004 ref RA/Wolseley plc/0-976-402 (utilised)
50,000 Ordinary 25p shares listed on 30.09.2005 ref RA/Wolseley plc/0-976-402 (utilised)
25,000 Ordinary 25p shares listed on 15.06.2006 ref RA/Wolseley plc/0-976-402
40,000 Ordinary 25p shares listed on 10.10.2006 ref RA/Wolseley plc/0-976-402

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
659,276,204 Ordinary 25p shares
Contact name for queries:
M J White
Contact telephone number:
0118 929 8700
Contact address:
Parkview 1220, Arlington Business Park, Theale, Reading, RG7 4GA
Name of person making return:
M J White
Position of person making return:
Group Company Secretary & Counsel
Additional Information:
This information is provided by RNS
The company news service from the London Stock Exchange
END

Company	Wolseley PLC
TIDM	WOS
Headline	Blocklisting Interim Review
Released	10:20 01-Mar-07
RNS Number: 1149S
Wolseley PLC
01 March 2007
Block Listing Six-Monthly Return
1 Name of company:
Wolseley plc
2 Name of Scheme:
Executive Share Option Scheme 1989
3 Period of Return — From:
1 September 2006
To:
28 February 2007
4 Number and class of share(s) (amount of stock/debt security) not issued under scheme at the end of last period:
2,964,908 Ordinary 25p shares
5 Number of shares issued/allotted under scheme during period:
718,074 Ordinary 25p shares
6 Balance under scheme not yet issued/allotted under scheme at end of period:
2,246,834 Ordinary 25p shares
7 Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
400,000 Ordinary 25p shares listed on 22.06.2001 ref 0007-0003 (utilised)
400,000 Ordinary 25p shares listed on 16.11.2001 ref 00008-0002 (utilised)
350,000 Ordinary 25p shares listed on 20.02.2002 ref RA/Wolseley plc/00009 (utilised)
490,000 Ordinary 25p shares listed on 02.04.2002 ref RA/Wolseley plc/00010 (utilised)
2,000,000 Ordinary 25p shares listed on 04.11.02 ref RA/Wolseley plc/00011 (utilised)
1,375,000 Ordinary 25p shares listed on 01.10.03 ref RA/Wolseley plc/00012 (utilised)

1,065,000 Ordinary 25p shares listed on 01.10.04 ref RA/Wolseley plc/0-976-402 (utilised)
3,600,000 Ordinary 25p shares listed on 30.09.05 ref RA/Wolseley plc/0-976-402
Please confirm total number of shares in issue at the end of the period in order for us to update our records:
659,276,204 Ordinary 25p shares
Contact name for queries:
M J White
Contact telephone number:
0118 929 8700
Contact address:
Parkview 1220, Arlington Business Park, Theale, Reading RG7 4GA
Name of person making return:
M J White
Position of person making return:
Group Company Secretary & Counsel
Additional Information:
This information is provided by RNS
The company news service from the London Stock Exchange
END

Company	Wolseley PLC
TIDM	WOS
Headline	Blocklisting Interim Review
Released	10:14 01-Mar-07
RNS Number: 1148S
Wolseley PLC
01 March 2007
Block Listing Six-Monthly Return
1 Name of company:
Wolseley plc
2 Name of Scheme:
Executive Share Option Scheme 1984
3 Period of Return — From:
1 September 2006
To:
28 February 2007
4 Number and class of share(s) (amount of stock/debt security) not issued under scheme at the end of last period:
60,948 Ordinary 25p shares
5 Number of shares issued/allotted under scheme during period:
32,865O Ordinary 25p shares
6 Balance under scheme not yet issued/allotted under scheme at end of period:
28,083 Ordinary 25p shares
7 Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
425,000 Ordinary 25p shares listed on 22.03.2001 ref 0006-0003 (utilised)
100,000 Ordinary 25p shares listed on 02.04.2002 ref RA/Wolseley plc/00010 (utilised)
90,000 Ordinary 25p shares listed on 04.11.2002 ref RA/Wolseley plc/00011 (utilised)
100,000 Ordinary 25p shares listed on 01.10.2003 ref RA/Wolseley plc/00012 (utilised)
100,000 Ordinary 25p shares listed on 01.10.2004 ref RA/Wolseley plc/0-976-402

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
659,276,204 Ordinary 25p shares
Contact name for queries:
M J White
Contact telephone number:
0118 929 8700
Contact address:
Parkview 1220, Arlington Business Park, Theale, Reading RG7 4GA
Name of person making return:
M J White
Position of person making return:
Group Company Secretary and Counsel
Additional Information:
This information is provided by RNS
The company news service from the London Stock Exchange
END

Company	Wolseley PLC
TIDM	WOS
Headline	Blocklisting Interim Review
Released	10:12 01-Mar-07
RNS Number: 1146S
Wolseley PLC
01 March 2007
Block Listing Six-Monthly Return
1 Name of company:
Wolseley plc
2 Name of Scheme:
Employee Savings Related Share Option Scheme 1981
3 Period of Return — From:
1 September 2006
To:
28 February 2007
4 Number and class of share(s) (amount of stock/debt security) not issued under scheme at the end of last period:
117,218 Ordinary 25p shares
5 Number of shares issued/allotted under scheme during period:
22,645 Ordinary 25p shares
6 Balance under scheme not yet issued/allotted under scheme at end of period:
654,573 Ordinary 25p shares
7 Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
500,000 Ordinary 25p shares listed on 11.10.2000 ref RA/0005-0001 (utilised)
100,000 Ordinary 25p shares listed on 02.04.2002 ref RA/Wolseley plc/00010 (utilised)
900,000 Ordinary 25p shares listed on 04.11.2002 ref RA/Wolseley plc/00011 (utilised)
1,000,000 Ordinary 25p shares listed on 01.10.2003 ref RA/Wolseley plc/00012 (utilised)
600,000 Ordinary 25p shares listed on 01.10.2004 ref Wolseley plc/0-976-402 (utilised)
500,000 Ordinary 25p shares listed on 30.09.2005 ref Wolseley plc/0-976-402

560,000 Ordinary 25p shares listed on 10.10.06 ref Wolseley plc/0-976-402
Please confirm total number of shares in issue at the end of the period in order for us to update our records:
659,276,204 Ordinary 25p shares
Contact name for queries:
M J White
Contact telephone number:
0118 929 8700
Contact address:
Parkview 1220, Arlington Business Park, Theale, Reading, RG7 4GA
Name of person making return:
M J White
Position of person making return:
Group Company Secretary & Counsel
Additional Information:
This information is provided by RNS
The company news service from the London Stock Exchange
END